

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 18, 2008

Room 7010

Donald W. Blair
Chief Financial Officer
Nike, Inc.
One Bowerman Drive
Beaverton, Oregon 97005-6453

>   **Re: Nike, Inc.**
>   **Form 10-K for Fiscal Year Ended May 31, 2007**
>   **File No. 001-10635**

Dear Mr. Blair:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Terence O'Brien
>   Branch Chief